DISTANCE VOTING FORM
AGO - BRF SA of 4/27/2021

Shareholder Name
Corporate (CNPJ) or Individual (CPF) tax number of shareholder
E-mail

Guidelines for completion

Should you, as a shareholder, choose to exercise your right to vote at distance, pursuant to articles 21-A and following of CVM Instruction No. 481/2009, you must complete this Distance Voting Form (“Form”), which will only be considered valid and the votes cast here counted in the quorum of the General Shareholders’ Ordinary Meeting of BRF S.A. to be held on April 27, 2021, if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or his/her/its legal representative(s), as the case may be and under the terms of the effective legislation.

It will not be required the recognition of the signatures affixed in the Voting Form, nor their consularization.

On April 20, 2021 (inclusive), the deadline for receiving the completed Form expires, as instructed below.

It should be stressed that in order for the Form to have an effect, the date of 04.20.2021 will be the last day for its RECEIPT in one of the 3 forms that are listed below, and not the last day for it to be mailed. If the Distance Voting Form is received after 04.20, 2021, the votes will not be counted.

DISTANCE VOTING FORM AGO - BRF SA of 4/27/2021

Guidance for delivering the Distance Voting Form, indicating the option of sending directly to the company or sending filling instructions to the bookkeeper or custodian

The shareholder who chooses to exercise his voting right by means of this Form, must complete it observing the guidelines above and send it: (i) to the Company or (ii) to the Custodian or (iii) to the Bookkeeper, according the following instructions:

(i)           To the Company: besides the Form, the shareholder shall submit a digitalized copy of the following documents: Individual – ID with a picture of the shareholder or his/her legal representative: (Brazilian national’s ID, Foreign Resident’s ID, Brazilian driver’s license, passport or class association ID(. Legal Entity and Investment Funds - a) Articles of Association or consolidated and current Bylaws (in the case of a Legal Entity) or the consolidated and current fund regulations and Bylaws or Articles of Association of its administrator or manager, as the case may be (in the case of Investment Funds); b) ID with a picture of its legal representative: Brazilian national’s ID, foreign resident’s ID, Brazilian driver’s license, passport or class association ID; and c) a document evidencing powers of representation.

(ii)          To the Custodian: this option is intended exclusively for shareholders holding shares in custody at B3 SA - Brasil, Bolsa, Balcão (“B3”). In this case, the distance vote will be exercised by the shareholders in accordance with the procedures adopted by their Custodians. To this end, the shareholder must contact his Custodians and check the procedures established for them to issue voting instructions via Form, as well as the documents and information required by them to this end.

(iii)         To the Bookkeeper: this option is intended exclusively for the shareholders holding shares deposited at Itaú Corretora de Valores S.A. (“Itaú”), bookkeeper of the shares issued by the Company. Itaú created the Digital Shareholder Meeting website, a secure solution where it is possible to vote from distance. To vote through the site you need to register and have a digital certificate. Information on registration and step by step to issue the digital certificate are described on the website https://www.itau.com.br/investmentservices/assembleia-digital/

Electronic address to send the distance voting form, should the shareholder decide to deliver the document directly to the Company

Form sent directly to the Company shall be sent exclusively by electronic means, to the e-mail: acoes@brf-br.com

Indication of the institution contracted by the Company to provide the securities registration service, with name, physical and electronic address, telephone and contact person

Itaú Corretora de Valores S.A.

E-mail: escrituracaoacoes@itau-unibanco.com.br

Address: Avenida Brigadeiro Faria Lima, 3400, 10º Andar, São Paulo, SP, Zip Code 04538-132

Contact: Shareholders attendance

Telephone: (11) 3003-9285 (capitals and metropolitan regions) / 0800 720 9285 (other locations) - Opening hours: working days, from 9 am to 6 pm.

Resolutions

Simple Resolution

1.       To approve the management’s accounts and financial statements of the Company related to the fiscal year ended on December 31, 2020, including the absorption of the profit of such year by the balance of accumulated losses:

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2. To set the annual global compensation for the year 2021 for the Company’s Managers (Board of Directors and Board of Officers) in the amount of up to R 103.368.000,00. This amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the termination of the position, as well as variable remuneration (profit sharing) and related values the Stock Option Plan and the Company’s Restricted Stocks Plan.

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING FORM AGO - BRF SA of 4/27/2021

3. To elect the following members of the Fiscal Council:

Attilio Guaspari (Effective) / Marcus Vinicius Dias Severini (Alternate)

[ ] Approve [ ] Reject [ ] Abstain

Maria Paula Soares Aranha (Effective) / Mônica Hojaij Carvalho Molina (Alternate)

[ ] Approve [ ] Reject [ ] Abstain

André Vicentini (Effective) / Valdecyr Maciel Gomes (Alternate)

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

4. To set the compensation for the fiscal year 2020 for the effective members of the Fiscal Council in an amount corresponding to 10% (ten percent) of the average amount of the compensation attributed to the Company’s Officers (excluding benefits, sums of representation and profit sharing), pursuant to article 162, paragraph 3, of Law no. 6.404/1976.

[ ] Approve [ ] Reject [ ] Abstain

City:___________________________________________________________________________

Date :_____________________________________________________________________________

Signature:________________________________________________________________________

Shareholder Name:__________________________________________________________________

Phone:__________________________________________________________________________